Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 19, 2025, by and between Polestar Automotive Holding UK PLC, a public limited company incorporated under the laws of England and Wales (the “Company”), and [BANK] (the “Purchaser”).

RECITALS

WHEREAS, the Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Regulation S (“Regulation S”) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, the Company desires to sell to the Purchaser, upon the terms and conditions stated in this Agreement, class A American depositary shares (“Class A ADSs”) of the Company in restricted form, each Class A ADS representing 30 class A ordinary share of $0.01 each in the capital of the Company (each, a “Class A Ordinary Share”); and

WHEREAS, the Purchaser wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, the Class A ADSs.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

Article I
DEFINITIONS

1.1            Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this ARTICLE I:

“Action” means any action, suit, inquiry, notice of violation, arbitration, complaint, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge (as defined hereunder), threatened in writing against the Company, any Subsidiary or any of their respective properties or any officer, director or employee of the Company or any Subsidiary acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Affiliate” means, with respect to any Person (as defined hereunder), any other Person that, directly or indirectly through one or more intermediaries, Controls (as defined hereunder), is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Articles of Association” means the Company’s memorandum of association and the Company’s articles of association, as in effect on the date hereof.

“Board of Directors” means the board of directors of the Company.

“Business Day” means a day other than (a) a Saturday or Sunday or (b) any other day on which banks located in (i) New York, New York, United States of America, (ii) Hong Kong, China, (iii) Singapore, (iv) Stockholm, Sweden, (v) London, England, (vi) Paris, France or (vii) Madrid, Spain are required or authorized by law to be closed for business.

“Claims” has the meaning ascribed to such term in Section 6.1.

“Class A ADRs” has the meaning ascribed to such term in Section 2.1(f).

“Class A ADSs” has the meaning ascribed to such term in the Recitals.

“Class A Deposit Agreement” has the meaning ascribed to such term in Section 2.1(f).

“Class A Ordinary Share” has the meaning ascribed to such term in the Recitals.

“Closing” has the meaning ascribed to such term in Section 2.1(c).

“Closing Date” means the day of the Closing.

“Commission” means the United States Securities and Exchange Commission.

“Company” has the meaning ascribed to such term in the Preamble.

“Company’s Knowledge” means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge, or knowledge that would have been acquired after reasonable inquiry, of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, or Chief Legal Officer/General Counsel of the Company.

“Company Trading Price” has the meaning ascribed to such term in Section 2.1(a).

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Data” has the meaning ascribed to such term in Section 3.1(bb).

“Depositary” has the meaning ascribed to such term in Section 2.1(f).

“Depositary Custodian” has the meaning ascribed to such term in Section 2.1(f).

“Depositary Statement” has the meaning ascribed to such term in Section 2.1(e).

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Business Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Business Day, 9:01 a.m. (New York City time) on the Business Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Business Day, no later than 9:01 a.m. (New York City time) on the date hereof (although any Disclosure Document that is a Report on Form 6-K filed pursuant to this clause (ii) may be filed by 5:30 p.m. (New York City time) on the date hereof).

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“FCPA” has the meaning ascribed to such term in Section 3.1(q).

“Financial Statements" has the meaning ascribed to such term in Section 3.1(g).

“Governmental Licenses” has the meaning ascribed to such term in Section 3.1(n).

“IFRS” has the meaning ascribed to such term in Section 3.1(g).

“IT Systems” has the meaning ascribed to such term in Section 3.1(bb).

“IT Systems and Data” has the meaning ascribed to such term in Section 3.1(bb).

“Material Adverse Effect” means any material adverse effect on (i) the results of operations, assets, business, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) the Company’s ability to perform on a timely basis any of its obligations under any Transaction Document to be performed as of the date of determination.

“Material Subsidiaries” has the meaning ascribed to such term in Section 3.1(a).

“Money Laundering Laws” has the meaning ascribed to such term in Section 3.1(q).

“OFAC” has the meaning ascribed to such term in Section 3.1(r).

“PCAOB” has the meaning ascribed to such term in Section 3.1(w).

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Policies” has the meaning ascribed to such term in Section 3.1(ff).

“Principal Trading Market” means the Trading Market (as defined hereunder) on which the Class A ADSs are primarily listed on and quoted for trading, which, as of the date of the Closing Date, shall be the Nasdaq Stock Market LLC.

“Privacy Laws” has the meaning ascribed to such term in Section 3.1(ff).

“Privacy Obligations” has the meaning ascribed to such term in Section 3.1(bb).

“Purchased ADSs” means 7,755,946 Class A ADSs in restricted form, which is equal to the quotient of (i) the Subscription Amount divided by (ii) the Company Trading Price.

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“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser Commission” has the meaning ascribed to such term in Section 2.1(b).

“Purchaser Related Party” has the meaning ascribed to such term in Section 7.13.

“Regulation S” has the meaning ascribed to such term in the Recitals.

“Relevant Taxing Jurisdiction” has the meaning ascribed to such term in Section 3.1(o).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rules and Regulations” has the meaning ascribed to such term in Section 3.2(a).

“Sanctioned Person” has the meaning ascribed to such term in Section 3.1(r).

“Sanctioned Territory” has the meaning ascribed to such term in Section 3.1(r).

“Sanctions” has the meaning ascribed to such term in Section 3.1(r).

“SEC Documents” has the meaning ascribed to such term in Section 3.1(g).

“Securities Act” has the meaning ascribed to such term in the Recitals.

“Subscription Amount” means USD 149,999,995.64.

“Subsidiary” means any entity in which the Company, directly or indirectly, owns more than 50% of such entity’s share capital or holds a sufficient equity or similar interest such that it is consolidated with the Company in the financial statements of the Company.

“Trading Day” means a day on which the Class A ADSs are listed or quoted and traded on its Principal Trading Market.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market on which the Purchased ADSs are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, including the schedules and exhibits attached hereto, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

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Article II
PURCHASE AND SALE

2.1            Closing.

(a)            Purchase of Securities. Subject to the terms and conditions set forth in this Agreement, the Company shall sell and cause the Depositary to issue to the Purchaser, and the Purchaser shall purchase from the Company, the Purchased ADSs at a per Class A ADS price equal to USD 19.34 (the “Company Trading Price”).

(b)            Purchaser Commission. Prior to December 31, 2025, the Company shall pay the Purchaser a commission in consideration of the Purchaser’s subscription for the Purchased ADSs, payable pursuant to and in accordance with Section 553 of the UK Companies Act 2006, in an amount equal to 0.9% of the Subscription Amount (the “Purchaser Commission”).

(c)            Closing. The term “Closing” as used herein shall refer to the actual issuance and purchase of the Purchase ADSs in exchange for the payment of the Subscription Amount as contemplated by Section 2.1(a). The Closing shall take place two Business Days following the date hereof or another date as mutually agreed to by the parties. The Closing shall take place remotely via the exchange of executed documents and funds.

(d)            Payment. At the Closing, the Purchaser shall deliver the Subscription Amount in immediately available funds by wire transfer to a bank account designated by the Company against delivery of the Purchased ADSs.

(e)            Delivery of Purchased ADSs. At the Closing, the Company shall deliver or cause to be delivered to the Purchaser the Purchased ADSs, registered in the name of the Purchaser (or its nominee in accordance with the Purchaser’s delivery instructions) and free and clear of all liens or encumbrances (except for restrictions arising under the Securities Act). The Company shall cause the Depositary to deliver the Purchased ADSs via a book-entry record on the books of the Depositary, and the Company shall cause the Depositary to deliver to the Purchaser, at or as soon as practicable following the Closing, a copy of the records of the Depositary showing the Purchaser (or its nominee in accordance with the Purchaser’s delivery instructions) as the registered holder of the number of Purchased ADSs (the “Depositary Statement”) as of the Closing Date.

(f)            Depositary. The Class A ADSs may be evidenced by American Depositary Receipts (the “Class A ADRs”) to be issued pursuant to a deposit agreement dated as of June 23, 2022, by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners from time to time of Class A ADSs issued thereunder, as may be amended from time to time, and as supplemented by that certain Class A Restricted ADS Letter Agreement, dated as of June 23, 2022, by and between the Company and the Depositary (as so amended and supplemented, the “Class A Deposit Agreement”). The Company shall, following the subscription by the Purchaser of the Purchased ADSs, allot and issue (as a deposit in accordance with the Class A Deposit Agreement) the Class A Ordinary Shares to be represented by such Purchased ADSs with Citibank, N.A. (London), as custodian (the “Depositary Custodian”) for the Depositary, which shall issue and deliver such Class A ADSs to the order of the Company. At the Closing, the Company shall order the Depositary to issue and deliver the Class A ADSs to the Purchaser.

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(g)            Securities Law Legend. The Purchased ADSs shall be subject to the Securities Act legend set forth in Section 4.1(b) (which shall be included in the Depositary Statement to be delivered to the Purchaser).

2.2            Closing Deliverables.

(a)            Company Closing Deliverables. At the Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following:

(i)            duly executed instructions to the Depositary instructing the Depositary to issue and deliver the Purchased ADSs;

(ii)            a certificate of an officer of the Company, in form and substance reasonably satisfactory to the Purchaser, (A) certifying the resolutions adopted by the Board of Directors or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Purchased ADSs and the Class A Ordinary Shares represented by them, (B) certifying the current version of the Articles of Association, and (C) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company; and

(iii)            a certificate of good standing of the Company issued by the Registrar of Companies under the laws of England and Wales, as of a date within five Business Days of the Closing Date.

(b)            Purchaser Deliverables. At the Closing, the Purchaser shall deliver or cause to be delivered to the Company the Subscription Amount, in U.S. dollars and in immediately available funds, by wire transfer in accordance with the Company’s written wire instructions attached hereto as Annex A.

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Article III
REPRESENTATIONS AND WARRANTIES

3.1            Representations and Warranties of the Company. Except as described in the SEC Documents, the Company hereby represents and warrants as of the date hereof and as of the Closing, to the Purchaser that:

(a)            Organization and Qualification. The Company and each of its significant Subsidiaries listed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Material Subsidiaries”) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as currently conducted as described in the SEC Documents. Neither the Company nor any of its Material Subsidiaries is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and its Material Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and no Action has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail such power and authority or qualification. The outstanding shares of capital stock of each of the Material Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into shares of capital stock or ownership interests in the Subsidiaries are outstanding.

(b)            Authorization; Enforcement; Validity. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents, and to instruct the Depositary to issue and deliver the Purchased ADSs in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, causing the issuance of the Purchased ADSs pursuant to this Agreement, have been duly authorized by the Board of Directors and no further consent or authorization is required by the Company, the Board of Directors or its shareholders, (iii) this Agreement and each of the other Transaction Documents has been duly executed and delivered by the Company, (iv) no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required on the part of the Company for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, and (v) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company and each other party thereto shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. The Board of Directors has approved and authorized this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Such resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. Except as set forth in this Agreement, no other approvals or consents of the Board of Directors, any authorized committee thereof, and/or shareholders is necessary under applicable laws, regulations, listing rules and the Articles of Association, to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby, including, but not limited to, the issuance of the Purchased ADSs and the Class A Ordinary Shares represented by them.

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(c)            Capitalization. As of December 9, 2025, the issued and outstanding American depositary shares and warrants of the Company are set forth on Schedule 3.1(c). All of the issued and outstanding Class A Ordinary Shares and all outstanding Class A ADSs have been duly authorized and validly issued, are fully paid and are non-assessable. None of the issued and outstanding shares of the Company were issued in violation of any preemptive rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. As of the date hereof, except as set forth in Schedule 3.1(c) or as described in the SEC Documents, (i) no shares of the Company’s share capital are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding debt securities, (iii) except for outstanding securities of the Company under the equity incentive plans and the convertible instruments of the Company disclosed in the SEC Documents, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any share capital of the Company or any of its Subsidiaries, (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act, (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Purchased ADSs as described in this Agreement and (vii) the Company does not have any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement.

(d)            Issuance, Sale and Delivery of the Purchased ADSs. The Class A Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors’ rights generally or by general equitable principles. Upon due issuance by the Depositary of the Purchased ADSs (and any corresponding Class A ADRs evidencing such Purchased ADSs) against the deposit of the Class A Ordinary Shares in respect thereof in accordance with the provisions of the Class A Deposit Agreement, such Class A ADSs will be duly and validly issued and the persons in whose names the Class A ADSs are registered will be entitled to the rights specified therein and in the Class A Deposit Agreement. The issuance and sale of the Purchased ADSs (and any corresponding Class A ADRs evidencing such Purchased ADSs) by the Company and the deposit of the corresponding Class A Ordinary Shares with the Depositary as contemplated by this Agreement and the Class A Deposit Agreement will neither (i) cause any holder of any Class A Ordinary Shares or Class A ADSs, securities convertible into or exchangeable or exercisable for Class A Ordinary Shares or Class A ADSs or options, warrants or other rights to purchase Class A Ordinary Shares or Class A ADSs or any other securities of the Company to have any right to acquire any shares of the Company nor (ii) trigger any anti-dilution rights of any such holder with respect to such Class A Ordinary Shares, Class A ADSs, securities, options, warrants or rights. The Class A Deposit Agreement and the Class A ADSs conform in all material respects to each description thereof in the Transaction Documents and SEC Documents. Each holder of Class A ADSs issued pursuant to the Class A Deposit Agreement shall be entitled, subject to the Class A Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as a representative of the holders of the Class A ADSs in a direct Action against the Company.

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(e)            Use of Proceeds. The proceeds of the sale of the Purchased ADSs will be used by the Company for the repayment of a portion of the Company’s debt and/or the Company’s and its Subsidiaries’ general corporate purposes, including working capital.

(f)            No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Association, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument and to which the Company or any of its Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Trading Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its Subsidiaries, except in the case of clause (ii) or clause (iii), which could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries. The Company is not in violation of any material term of its Articles of Association. Neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations or amendments that have been waived by the counterparty or could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations, the sanctions for which, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries. Except as specifically contemplated by this Agreement and as required under the Securities Act or applicable state securities laws and the rules and regulations of the Principal Trading Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Other than filings required to be made with the Commission, the legality, validity, enforceability or admissibility into evidence of any of the Transaction Documents, this Agreement or the Purchased ADSs in any jurisdiction in which the Company is organized or does business is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Closing Date. The Company is currently in compliance with the applicable continued listing requirements of the Principal Trading Market and the Company has not received or delivered any notices related to non-compliance with the rules of the Principal Trading Market that it has not remedied. The Principal Trading Market has not commenced any delisting proceedings against the Company and, to the Company’s Knowledge, there is no reasonable basis for the delisting of the Class A ADSs from the Principal Trading Market.

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(g)            SEC Documents; Financial Statements. The Company has furnished or filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein but not including any financial statements included therein, other than any year-end financial statements included in the Company’s Annual Report on Form 20-F, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder. None of the SEC Documents, when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents, as amended, comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS”), consistently applied throughout the periods involved, except as disclosed therein, and all adjustments necessary for a fair presentation of results for such periods have been made. Such financial statements fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended. The Company has no material outstanding or unresolved comments in comment letters from the Commission. To the Company’s Knowledge, the Commission has not commenced any enforcement proceedings against the Company or any of its Subsidiaries. The Company meets the requirements for use of Form F-3 under the Securities Act. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Securities Act or the Exchange Act. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financial Statements to be in compliance with IFRS and the rules and regulations of the Commission. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

(h)            Absence of Certain Changes. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings.

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(i)            Absence of Change of Control. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the issuance of the Purchased ADSs on the Closing Date, do not and will not result in any fundamental transaction, change of control or similar event, the requirement to make any payment or adjustment or issue any Class A ADSs or other securities with respect to any fundamental transaction, change of control or similar event, or an event that with the passage of time could result in a fundamental transaction, change of control or similar event under any agreement (including, without limitation, any employment agreement), outstanding security (including, without limitation, any option or warrant to purchase Class A ADSs), other instrument or under any applicable law and regulations (including the rules of the Principal Trading Market).

(j)            Absence of Litigation. There is no Action before or by any court, public board, government agency, self-regulatory organization or body pending or, to the Company’s Knowledge, threatened against or affecting the Company, its Subsidiaries, the Class A ADSs or any of the Company’s or its Subsidiaries’ officers or directors in their capacities as such, which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries. Neither the Company nor any Subsidiary, nor to the Company’s Knowledge, any director or officer of the Company, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company’s Knowledge, there is not pending or contemplated, any investigation by the Commission involving the Company or any current director or officer of the Company.

(k)            Intellectual Property Rights. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the Company and the Subsidiaries own or possess the right to use all patents, inventions, trademarks, trade names, service marks, logos, trade dress, designs, data, database rights, Internet domain names, rights of privacy, rights of publicity, copyrights, works of authorship, software, trade secrets, know-how and proprietary information (including unpatented and unpatentable proprietary or confidential information, inventions, systems or procedures) and other industrial property and intellectual property rights, as well as related rights, such as moral rights, and registrations and applications for registration of any of the foregoing (collectively, “Intellectual Property”) necessary to conduct their business as presently conducted and currently contemplated to be conducted in the future; (ii) to the Company’s Knowledge, neither the Company nor any of the Subsidiaries, whether through their respective products and services or the conduct of their respective businesses, has infringed, misappropriated, conflicted with or otherwise violated, or is currently infringing, misappropriating, conflicting with or otherwise violating, and none of the Company or the Subsidiaries have received any communication or notice of infringement of, misappropriation of, conflict with or violation of, any Intellectual Property of any other person or entity; (iii) none of the technology employed by the Company in the conduct of the business in the manner described in the Transaction Documents and SEC Documents has been obtained or is being used by the Company or the Subsidiaries in violation of any contractual obligation binding on the Company; and (iv) neither the Company nor any of the Subsidiaries has received any communication or notice alleging that by conducting their business as set forth in the Transaction Documents or SEC Documents, such parties would infringe, misappropriate, conflict with, or violate, any of the Intellectual Property of any other person or entity. Except as would not reasonably be considered material, the Company knows of no infringement, misappropriation or violation by others of Intellectual Property owned by or exclusively licensed to the Company or the Subsidiaries. The Company and the Subsidiaries have taken all reasonable steps necessary to secure their interests in all Intellectual Property that was conceived, developed or otherwise created on their behalf by their employees and contractors and to protect the confidentiality of all of their confidential information and trade secrets. To the Company’s Knowledge, no employee of the Company or the Subsidiaries is in or has been in material violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant with a former employer where the basis of such violation relates to such employee’s employment with the Company. To the Company’s Knowledge, no third party has any ownership right in or to any Intellectual Property that is purported to be owned by, or that is recorded in public records such as those of the United States Patent and Trademark Office as being owned by or assigned to, the Company or any of the Subsidiaries. The Company has taken reasonable measures to protect, maintain and safeguard its confidential information and trade secrets, including its proprietary software. There is no pending or, to the Company’s Knowledge, threatened Action by others, including interferences, oppositions, reexaminations, or other government proceedings, challenging the validity, enforceability, scope, registration, ownership, inventorship or use of any Intellectual Property owned by the Company, and, to the Company’s Knowledge, there is no such Action pending or threatened challenging the Company’s rights in any Intellectual Property. All material licenses and material agreements to which the Company is a party relating to Intellectual Property are in full force and effect, and the Company is in material compliance with the terms of each such agreement. There is no pending or, to the Company’s Knowledge, threatened Action, challenging the validity of any patents that are owned by or exclusively licensed to the Company or any of the Subsidiaries.

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(l)            Title. The Company and each of its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries, in each case except as described in the SEC Documents; and any real property and buildings held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere in any material respect with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as described in the SEC Documents.

(m)            Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

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(n)            Regulatory Permits. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and the Subsidiaries (i) hold all licenses, registrations, certificates and permits from governmental authorities (collectively, “Governmental Licenses”) which are necessary to the conduct of their business, (ii) are in compliance with the terms and conditions of all Governmental Licenses, and all Governmental Licenses are valid and in full force and effect, and (iii) have not received any written or other notice of proceedings relating to the revocation or modification of any Governmental License.

(o)            Tax Status. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions in respect thereof (except where the failure to file would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries) and have paid all taxes required to be paid by the Company and each of its Subsidiaries (as appropriate) the payment date for which has fallen due (except for cases in which the failure to file or pay would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, or, except as currently being contested in good faith or for which reserves required by IFRS have been created in the financial statements of the Company). All payments to be made by or on behalf of the Company under this Agreement (save for any interest payable in respect of or in connection with any such payment) and, except as disclosed in the Transaction Documents, all dividends and other distributions declared and payable on the Class A Ordinary Shares may, under the current laws and regulations of the United Kingdom and the United States (each, a “Relevant Taxing Jurisdiction”), as of the date hereof be paid in U.S. dollars that may be converted into another currency and freely transferred out of any Relevant Taxing Jurisdiction, subject to any applicable withholding taxes. Based on the current and projected composition of the Company’s income and assets, the Company does not believe it was classified as a “passive foreign investment company” as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recent taxable year ended on December 31, 2024 and does not expect to be classified as a “passive foreign investment company” for the current taxable year or, to the best of its current estimates, for subsequent taxable years.

(p)            Transfer Taxes. No stamp, documentary, issuance, registration, transfer or other similar taxes or duties (including United Kingdom stamp duty and stamp duty reserve tax) (together and, for the avoidance of doubt, excluding income taxes, capital gains taxes, VAT and taxes on dividends , the “Transfer Taxes”) imposed by the United States, the United Kingdom or Sweden are payable by the Purchaser in connection with (i) the creation, allotment, and issuance and delivery of the Class A Ordinary Shares by the Company in the manner contemplated by this Agreement and the Class A Deposit Agreement, (ii) the issuance and delivery of the Purchased ADSs (and any corresponding Class A ADRs evidencing such Purchased ADSs) by the Company to, or for the account of, the Purchaser, and the delivery of the Purchased ADSs by the Depositary to the Purchaser at the instruction of the Company, in each case, in the manner contemplated by the Agreement and in the Class A Deposit Agreement, or (iii) the execution and delivery of this Agreement or the Class A Deposit Agreement.

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(q)            Foreign Corrupt Practices; Anti-Bribery and Anti-Money Laundering Laws. Neither the Company, any Subsidiary, nor any of their respective officers or directors, nor, to the Company’s Knowledge, any agent or other Person acting on behalf of the Company or any Subsidiary since December 31, 2021, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to (A) any foreign or domestic government officials or employees or (B) any third party; (iii) made any unlawful payment to any foreign or domestic political parties or campaigns from corporate funds, (iv) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any Person acting on its behalf of which the Company or any Subsidiary is aware) which is in violation of law, (v) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption laws; (vi) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, or (vii) engaged in any conduct that could violate any applicable Money Laundering Laws (as defined below) or counter financing of terrorism laws. The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no Action by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

(r)            Sanctions. Neither the Company nor any of the Subsidiaries, nor any director or officer, nor, to the Company’s Knowledge, any agent, affiliate or employee of the Company or any of the Subsidiaries, nor, to the Company’s Knowledge, any other Person affiliated with or acting on behalf of the Company or any of the Subsidiaries, or benefiting in any capacity in connection with this Agreement, (i) is currently the subject or the target of any sanction programs (including economic or trade sanctions laws and regulations) administered, enacted or imposed by the U.S. Government or any other government or state, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, the Hong Kong Monetary Authority and the Government of Hong Kong, the United Nations Security Council, the European Union, Japan, the Monetary Authority of Singapore, His Majesty’s Treasury, or any similar sanction programs imposed by any governmental body to which the Company or any of the Subsidiaries is subject to (collectively, “Sanctions”); (ii) is operating from, organized or resident in (A) a country or territory that is the subject of comprehensive Sanctions (a “Sanctioned Territory”), which includes, as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and “Luhansk People’s Republic” or (B) Syria; or (iii) is designated as a Person that is the target of Sanctions (a “Sanctioned Person”), which includes but is not limited to any Person (A) listed in any Sanctions-related list maintained by OFAC, the United Nations Security Council, the European Union, any Member State of the European Union, the United Kingdom, or other relevant sanctions authority; (B) operating, organized, or resident in a Sanctioned Territory; (C) owned or controlled by the government of a Sanctioned Territory; or (d) 50% or more owned or otherwise controlled by any of the persons identified in clauses (A), (B), or (C). Neither the Company nor the Subsidiaries have engaged in during the past five (5) years, are not now engaged in, and will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was a Sanctioned Person or with any Sanctioned Territory; and the Company will not directly or indirectly use the proceeds hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person (i) to fund or facilitate any activities of or business with any Sanctioned Person; (ii) to fund or facilitate any activities of or business in any Sanctioned Territory; or (iii) in any other manner that will result in a Sanctions violation by any Person (including any Person participating in the transaction, whether as an initial purchaser, underwriter, advisor, investor, or otherwise).

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(s)            Sarbanes-Oxley. Solely to the extent that the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated by the Commission and the Nasdaq Global Market thereunder (collectively, the “Sarbanes-Oxley Act”) have been applicable to the Company, other than as described in the SEC Documents, to the Company’s Knowledge, there is and has been no failure on the part of the Company to comply in all material respects with any provision of the Sarbanes-Oxley Act.

(t)            Certain Fees. The Purchaser shall not have any obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(t) that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)            Investment Company. Neither the Company nor any Subsidiary is, and, following the consummation of the transaction contemplated by this Agreement, will not be, an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for an investment company, within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(v)            Listing and Maintenance Requirements. The Class A ADSs are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to the Company’s Knowledge is likely to have the effect of, terminating the registration of the Class A ADSs pursuant to the Exchange Act nor has the Company received any notification that the Commission is currently contemplating terminating such registration.

(w)            Accountants. The Company’s accountants are set forth in the SEC Documents and, to the Company’s Knowledge, such accountants are (i) an independent registered public accounting firm as required by the Securities Act, the Exchange Act and the rules of the Public Company Accounting Oversight Board (the “PCAOB”) (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the Securities Act and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.

(x)            No Market Manipulation. The Company has not, and to the Company’s Knowledge no Person acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchased ADSs, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Purchased ADSs, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company in violation of Regulation M promulgated under the Exchange Act.

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(y)            No Directed Selling Efforts or General Solicitation. Neither the Company, nor any of its affiliates (as defined in Rule 502 under the Securities Act) nor any Person acting on its or their behalf has conducted any directed selling efforts or any general solicitation or general advertising in connection with the offer or sale of any of the Purchased ADSs.

(z)            Private Placement. None of the Company or any of its Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Purchased ADSs under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Purchased ADSs to require approval of stockholders of the Company under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Commission and the Principal Trading Market. None of the Company, nor its Affiliates, nor any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the securities under the Securities Act or cause the offering of any of the Purchased ADSs to be integrated with other offerings. Assuming the accuracy of each of the Purchaser’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Purchased ADSs by the Company to the Purchaser as contemplated hereby.

(aa)      Labor. Except as would constitute a Material Adverse Effect, no labor disturbance by or dispute with employees of the Company or any of the Subsidiaries exists or, to the Company’s Knowledge, is contemplated or threatened.

(bb)      Cybersecurity. Except as would not reasonably be expected to result in a Material Adverse Effect, the Company’s and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and to the Company’s Knowledge, are free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and the Subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company and the Subsidiaries, and any such data processed or stored by third parties on behalf of the Company and the Subsidiaries (“Data”)), equipment or technology, websites and functions used in connection with the business of the Company and the Subsidiaries as currently conducted (collectively, “IT Systems and Data”). The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data used in connection with their businesses, and to the Company’s Knowledge there have been no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any security incidents under internal review or investigations relating to the same. The Company and the Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data, the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, security breach disclosure and notification and to the transfer of any Data (collectively, “Privacy Obligations”). No Action (whether or a criminal, civil or administrative nature) has been filed, commenced or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries, nor has the Company or its Subsidiaries incurred any material liabilities in relation to any failure to comply with any Privacy Obligations or any security incident.

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(cc)      Environmental Compliance. To the Company’s Knowledge, the Company has obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other Person, that are required under any Environmental Laws. “Environmental Laws” shall mean all applicable laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature. To the Company’s Knowledge, there are no past or present material events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company that violate or could reasonably be expected to violate any Environmental Law or that could reasonably be expected to give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including, without limitation, underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.

(dd)      Product Liability. Except for claims, actions, suits, proceedings, or investigations that are a matter of public record, the Company has not received any written notice of any pending or threatened claim, action, suit, proceeding, or investigation relating to any product liability matter. To the Company’s Knowledge, there are no material product defects or failures that could reasonably be expected to give rise to product liability claims. The Company maintains product liability insurance in amounts customary for companies in similar businesses and of similar size. All products manufactured, sold, leased, or delivered by the Company have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties. The Company has no liability (and there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) for replacement or repair of any products or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the Financial Statements or any U.S. lemon law and other consumer protection claims. The Company has not provided or offered any product warranties or guarantees other than (i) standard warranties provided in the ordinary course of business consistent with industry practice, and (ii) those warranties specifically disclosed in the SEC Documents.

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(ee)      Geopolitical Risk. The Company is in material compliance with all applicable export control laws, import regulations, and economic sanctions and has obtained all necessary licenses, permits, and authorizations for the export, re-export, or transfer of its products, technology, and technical data. The Company has implemented reasonable business continuity and risk mitigation strategies to address potential disruptions arising from geo-political events, including trade restrictions, tariffs, export controls, and regional conflicts.

(ff)      Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and since January 1, 2023 have been, in material compliance with all applicable data privacy and security laws and regulations. The Company and its Subsidiaries have taken any required and necessary actions to comply in all material respects with the European Union General Data Protection Regulation (EU 2016/679) (including as that Regulation has been incorporated into the domestic law of the United Kingdom), the UK Data Protection Act 2018, the California Consumer Privacy Act and all other applicable laws and regulations with respect to Data, including all that have been announced as of the date hereof as becoming effective within twelve (12) months after the date hereof, and for which any non-compliance with same would be reasonably likely to create a material liability as soon they take effect (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its Subsidiaries have in place, and are in material compliance with, commercially reasonable policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Data (the “Policies”), as applicable. The Company and its Subsidiaries have made disclosures to users or customers required by applicable laws and regulatory rules or requirements, and has provided notice of its Policies then in effect to its customers, employees, third party vendors and representatives as required by applicable law and regulatory rules or requirements, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect. None of such disclosures made or contained in any of the Policies have been inaccurate, misleading, deceptive or in violation of any Privacy Laws or Policies in any material respect. The execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach or violation of any Privacy Laws or Policies. The Company further certifies that neither it nor any Subsidiary (i) has received written notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, or has Knowledge of any event or condition that would reasonably be expected to result in any such notice, (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law, or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(gg)      Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Act.

(hh)      Outbound Investment Rules. The Company (i) is not a “covered foreign person” within the meaning the U.S. Outbound Investment Rules, and (ii) does not plan to make any investment, become a party to any joint venture or other arrangement, or engage in any other activity as a result of which the Company would be or become a “covered foreign person” within the meaning of the U.S. Outbound Investment Rules. “U.S. Outbound Investment Rules” means U.S. Executive Order 14105 and the final regulations published by the U.S. Department of Treasury implementing U.S. Executive Order 14105 on 28 October 2024, each as amended and supplemented from time to time. In addition, the Company will not knowingly use the proceeds of the sale of the Purchased ADSs or lend, contribute or otherwise make available such proceeds, directly or indirectly, to any “covered foreign person” or for the purpose of funding or facilitating any “covered activities”, each within the meaning of the U.S. Outbound Investment Rules.

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(ii)            Acknowledgment Regarding Purchaser’s Purchase of Purchased ADSs. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder, and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder is merely incidental to the Purchaser’s purchase of the Purchased ADSs.

(jj)      Acknowledgement Regarding Purchaser’s Trading Activity. It is understood and acknowledged by the Company that (i) following the public disclosure of the transactions contemplated by the Transaction Documents, the Purchaser has not been asked by the Company or any of the Subsidiaries to agree, nor has the Purchaser agreed with the Company or any of the Subsidiaries or any affiliate of the forgoing, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) the Purchaser, and counterparties in “derivative” transactions to which the Purchaser is a party, directly or indirectly, presently may have a “short” position in the Class A ADSs which was established prior to the Purchaser’s knowledge of the transactions contemplated by the Transaction Documents; and (iii) the Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction.

(kk)      No Reliance. The Company has not made any representations or warranties, express or implied, of any nature whatsoever relating to the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in Article III. The Purchaser hereby acknowledges and agrees that, in deciding to purchase Class A ADSs of the Company, it is relying solely on the SEC Documents and the Company’s representations and warranties in Article III, and is not relying on any other information (whether oral or written), furnished by or on behalf of, the Company or any director, officer, employee or agent of the Company or any of its Affiliates.

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3.2            Representations and Warranties of the Purchaser. The Purchaser represents and warrants, as of the date hereof and as of the Closing to the Company as follows:

(a)            Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Purchased ADSs, including investments in securities issued by the Company and comparable entities, has the ability to bear the economic risks of an investment in the Purchased ADSs; (ii) the Purchaser is acquiring the number of the Purchased ADSs set forth in this Agreement in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Purchased ADSs in violation of the Securities Act or any arrangement or understanding with any other persons regarding the distribution of such Purchased ADSs in violation of the Securities Act (this representation and warranty not limiting the Purchaser’s right to sell in compliance with the Securities Act and the rules and regulations promulgated under the Exchange Act and the Securities Act (together, the “Rules and Regulations”)); (iii) the Purchaser has, in connection with its decision to purchase the Purchased ADSs relied solely upon its own independent due diligence of the Company and solely upon the representations and warranties of the Company expressly contained herein and the SEC Documents; and (iv) the Purchaser has received such information as it deems necessary to make an investment decision with respect to the Purchased ADSs.

(b)            Offshore Transaction. At the time the Purchaser was offered the Purchased ADSs, it was, and as of the date hereof and as of the Closing Date the Purchaser is (i) not a U.S. person and is located outside the United States (within the meaning of Regulation S) and (ii) not an affiliate of the Company or a person acting on behalf of such an affiliate. The Purchaser acknowledges that it is acquiring the Purchased ADSs in an “offshore transaction” as defined in, and in reliance on, Regulation S and is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Purchaser is not an entity formed for the specific purpose of acquiring the Purchased ADSs. Neither the Purchaser, nor any of its subsidiaries or affiliates, nor any person acting on its or their behalf, has engaged in any form of directed selling efforts (within the meaning of Regulation S) in connection with the offer or sale of the Purchased ADSs.

(c)            No General Solicitation. The Purchaser acknowledges that the Purchased ADSs (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(d)            Reliance on Exemptions. The Purchaser understands that the Purchased ADSs are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the Rules and Regulations and state securities laws and that the Company and its counsel are relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Purchased ADSs.

(e)            Risk of Loss. The Purchaser understands that its investment in the Purchased ADSs involves a significant degree of risk, including a risk of total loss of the Purchaser’s investment.

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(f)            Organization; Validity; Enforcement. The Purchaser (i) has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Purchaser is a party or, any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser, (iii) except for the filings or notifications which shall be made after the Closing, no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required on the part of the Purchaser for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor’s rights and the application of equitable principles relating to the availability of remedies and (v) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

Article IV
OTHER AGREEMENTS OF THE PARTIES

4.1            Transfer Restrictions.

(a)            Compliance with Laws. Notwithstanding any other provision of this Article IV, the Purchaser covenants that it will not dispose of the Purchased ADSs other than pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state, federal or foreign securities laws. Notwithstanding the foregoing, the Purchased ADSs may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Purchased ADSs and such pledge of Purchased ADSs shall not be deemed to be a transfer, sale or assignment of the Purchased ADSs hereunder, and the Purchaser shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document if effecting a pledge of Purchased ADSs.

(b)            Legends. Certificates evidencing the Purchased ADSs shall bear any legend as required by the “blue sky” laws of any state and an “offering restrictions” legend in substantially the following form (and, with respect to any Purchased ADSs held in book-entry form, the Depositary will record such a legend on, or include such legend with, the Depositary Statements issued to the Purchaser), until the expiry of 40 days following the Closing:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED WITHIN THE UNITED STATES IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR TO ANY “U.S. PERSON,” AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE ACT, DURING THE 40 DAYS FOLLOWING ACQUISITION OF THE SECURITY BY THE HOLDER THEREOF. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE, OR HYPOTHECATE THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

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(c)            Company Undertaking. The Company hereby agrees that, without further authorization from the Purchaser, within five Business Days following a 40-day period that begins the day after the Closing, it will cause, pursuant to the Class A Restricted ADSs Letter Agreement, by and between the Company and the Depositary, dated as of June 23, 2022, the Depositary to register the Purchased ADSs in the name of the Purchaser in unrestricted form and free of restrictive legends.

4.2            No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Purchased ADSs in a manner that would require the registration under the Securities Act of the sale of the Purchased ADSs to the Purchaser.

4.3            Securities Laws Disclosure; Publicity. The Company shall: by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and file a Report on Form 6-K, in each case disclosing the material terms of the transactions contemplated hereby in the form required by the Exchange Act and attaching this Agreement as an exhibit to such Report on Form 6-K. Other than such press release, neither the Company nor the Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable law or stock exchange rules, in which case the party required to publish such press release or public statement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public statement in advance of such publication and shall consider such comments in good faith.

4.4            Proactive Deposit. The Company (i) shall, on or prior to the Closing Date, deposit the Class A Ordinary Shares with the Depositary in accordance with the provisions of the Class A Deposit Agreement and otherwise comply with the Class A Deposit Agreement so that the Purchased ADSs can be issued by the Depositary against receipt of such Class A Ordinary Shares and delivered to the Purchaser at the Closing at the instruction of the Company and (ii) has otherwise complied with the terms of the Class A Deposit Agreement, including without limitation, the covenants set forth in the Class A Deposit Agreement.

4.5            No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Purchaser under the Transaction Documents.

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4.6            Reservation of Class A Ordinary Shares. As of the date hereof, the Company has reserved, free of preemptive rights, a sufficient number of Class A Ordinary Shares for the purpose of enabling the Company to cause the issuance of the Purchased ADSs by the Depositary.

Article V
TERMINATION

5.1            Termination of Agreement. This Agreement and the respective obligations of each Party may be terminated upon the mutual written consent of the Company and the Purchaser.

Article VI
INDEMNIFICATION

6.1            The Company agrees to indemnify, to the extent permitted by law, the Purchaser, its officers, directors, partners, stockholders or members, employees, agents, investment advisors and each person who controls such Purchaser (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including reasonable and documented attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Purchaser or other persons may become subject, insofar as such Claims arise out of or are based on breach of representation, warranty or covenant of the Company contained in this Agreement, including a failure to deliver the Purchased ADSs to the Purchaser by the deadline set forth herein, whether or not such Claims are a result of a claim by a third party, and the Company will reimburse the Purchaser or other person for any reasonable and documented legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim. Notwithstanding the foregoing, in the case the Purchaser sells the Purchased ADSs and recovers the full amount of all Claims (either then identified or as may further arise from time to time), any person entitled to indemnification herein shall no longer be entitled to recover for any Claims and, if an indemnified party previously received a payment from the Company for a Claim, such person shall reimburse the Company, in full, for such previously paid amount.

6.2            Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnified party shall not be subject to any liability for any settlement made by the indemnifying party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a Claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such Claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such Claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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6.3            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, stockholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the Closing.

Article VII
MISCELLANEOUS

7.1            Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company, including all Depositary fees, stamp taxes and other taxes and duties levied in connection with the creation, allotment, and issuance of the Class A Ordinary Shares and the sale and issuance of the Purchased ADSs to the Purchaser, and the Company shall file all necessary tax returns and other documentation with respect to such fees, taxes and duties.

7.2            Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.3            Notices. All notices required or permitted under this Agreement must be in writing and sent to the address identified below. Notices must be given and shall be deemed effective: (a) upon personal delivery, with receipt acknowledged; (b) by prepaid certified or registered mail, return receipt requested; (c) by prepaid reputable overnight delivery service; or (d) when sent, if sent by electronic mail during normal business hours of the recipient, and if sent at a time other than normal business hours of the recipient, then on the next Business Day. Notices shall be effective upon receipt. Any party may change its notice address by providing the other parties with written notice of such change. Notices shall be delivered as follows:

If to the Company:	Polestar Automotive Holding UK PLC Assar Gabrielssons Väg 9, 405 31
Göteborg, Sweden
Attn: Anna Rudensjö, General Counsel
Email: anna.rudensjo@polestar.com
With a copy to legal@polestar.com

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With a copy to:	Alston & Bird LLP 950 F Street NW Washington, DC 20004 Attn: David A. Brown Email: dave.brown@alston.com

If to the Purchaser:	At the address set forth on the signature page hereto for the Purchaser or such other address as may be designated in writing hereafter, in the same manner, by the Purchaser.

7.4            Amendments; Waivers; No Additional Consideration. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

7.5            Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

7.6            Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser. Except as otherwise provided herein, the Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Purchased ADSs in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Purchased ADSs, by the terms and conditions of the Transaction Documents that apply to the “Purchaser.”

7.7            No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

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7.8            Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Actions concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the U.S. District Court for the Southern District of New York. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action, any claim that it is not personally subject to the jurisdiction of the U.S. District Court for the Southern District of New York, or that such Action has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Action by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.9            Survival. Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Purchased ADSs.

7.10            Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

7.11            Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

7.12            Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to seek specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate. The Company therefore agrees that the Purchaser shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

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7.13            No Recourse. Each party hereto covenants, agrees and acknowledges that no person other than the Purchaser has obligations hereunder and that no person shall have any remedy, recourse or right of recovery against, or contribution from, any Purchaser Related Party, whether through Purchaser or otherwise, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, by or through a claim by or on behalf of Purchaser against any Purchaser Related Party, or otherwise. The term “Purchaser Related Party” means (1) any Affiliate of Purchaser, (2) any former, current or future general or limited partners, members, managers, shareholders, holders of any equity, partnership or limited liability company interest, officers, directors, employees, agents, controlling persons, investment advisors, or assignees of Purchaser or any of its Affiliates, or (3) any former, current or future general or limited partners, members, managers, shareholders, holders of any equity, partnership or limited liability company interest, officers, directors, employees, agents, controlling persons, assignees, investment advisors or Affiliates of any of the foregoing.

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Polestar Automotive Holding UK PLC

By:
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:
Name:	Jean-François Mady
Title:	Chief Financial Officer

[Signature Page to Securities Purchase Agreement]

Name of Purchaser	Address for notice:
Name in which shares are to be registered (if different from above)

Name and title of authorized officers (if subscriber is a business entity)	Street

By:

Signature	City	State	Zip

SSN/Tax ID No.:	Attn:
By:

Signature	City	State	Zip
SSN/Tax ID No.:	Attn:
Phone No.:
E-mail address:
Delivery Instructions, if different from above:	c/o
Street:
City/State/Zip:
Attention:
Telephone No.:
Residency of Purchaser:

[Signature Page to Securities Purchase Agreement]